WATERWAY CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

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ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Waterway Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Waterway Capital LLC (the "Company") as of December 31, 2020, the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2018.

March 30, 2021

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   T (212) 751 9100   F (212) 750 3262   withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

WATERWAY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Cash, unrestricted	$	1,627,726
Accounts receivable		1,041,966
Deposits and other prepaids		67,543
Due from affiliate		174,508
Right of use assets		6,861
Property and equipment, net		142,882
Security deposit		16,246
Total Assets	$	3,077,732

Liabilities and Member's Equity

Liabilities		
Accounts payable	$	120,639
Accrued expenses and other liabilities		1,200,967
Payment protection program loan		342,300
Lease liabilities		6,861
Contract liabilities		703,290
Total Liabilities		2,374,057
Member's Equity		703,675
Total Liabilities and Member's Equity	$	3,077,732

These financial statements and schedules are deemed confidential pursuant to sub-paragraph (e)(3). The accompanying notes are an integral part of these financial statements.

WATERWAY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 - NATURE OF COMPANY

Waterway Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Massachusetts Limited Liability Company ("LLC") that is a wholly-owned subsidiary of Waterway Partners, LLC (the "Parent Company"). The Company specializes in the private placement of debt securities among its insurance company, pension fund, bank and other money management clients.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The financial statements are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

PROPERTY AND EQUIPMENT, NET
Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets.

INCOME TAXES
The Company is organized as a single-member LLC. Under the provisions of the Internal Revenue Code, a single member LLC is considered a disregarded entity for income tax reporting purposes and, accordingly, is not subject to income taxes. Income of the Company flows to the Members of the Parent Company and is includable in the Member's income tax returns. The Company follows Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2020, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. As of December 31, 2020, the Parent Company's federal and state tax returns generally remain open for possible examination for a period of three years

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)
after the date which the returns were filed.

REVENUE FROM CONTRACTS WITH CUSTOMERS

REVENUE RECOGNITION
The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects consideration of which the entity expects to be entitled in exchange for those goods or services.

As part of this analysis over the revenue recognition of ASC Topic 606 the Company examined the five steps to revenue recognition as follows:

1) Identify the contract(s) with a customer: before entering into an arrangement with a customer, an executed, defined contract is completed
2) Identify the performance obligations in the contract: Clearly identified in each contract that the performance obligation is facilitating the placement of debt and related real estate transactions.
3) Determine the transaction price: Terms are clearly defined in each contract for each performance obligation.
4) Allocate the transaction price to the performance obligations in the contract: Based on the terms of the contract, the transaction price is determined at contract inception for the distinct services underlying each performance obligation.
5) Recognize revenue when (or as) the entity satisfies a performance obligation: Revenue is only recorded by the company once the respective performance obligation has been identified and satisfied.

SIGNIFICANT JUDGMENTS
Revenue from contracts with customers includes investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

INVESTMENT BANKING
Advisory & placement services fees and revenue sharing: The Company provides advisory and placement services. Revenue for advisory arrangements is generally recognized at the point in time that the placement of debt under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROMOTIONAL INTEREST SHARES
The Company has ownership, by way of promotional interest shares, in three real estate locations. The promotional interest shares entitle the Company to receive a share of the profits from each property after investors receive a threshold internal rate of return. The total payments under the promotional interest will be calculated when the properties are sold or refinanced, based on the profit (or loss) at the time of sale or refinance ("triggering events"). These revenues are considered variable and contingent upon the triggering events and are not recorded until the triggering event transactions are closed. The Company earned $28,588 related to these promotional interest shares and the revenue for the year ended December 31, 2020, are included in other income on the statement of income.

OTHER INCOME
Revenue recorded in other income is generally recognized at the point in time that the transaction under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

DISAGGREGATED REVENUE FROM CONTRACTS WITH CUSTOMERS

Revenue from contracts with customers		
Investment banking fees		
Advisory and placement services	$	10,385,987
Other income		127,535
Total investment banking fee revenue		10,513,522
Total revenue from contracts with customers	$	10,513,522

CONTRACT BALANCES
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers:

	January 1, 2020	December 31, 2020
Customer receivables	$ 35,700	$ 1,041,169
Contract assets	-	-
Contract liabilities	891,340	703,290

There was no revenue recognized during the year ended December 31, 2020 from performance obligations satisfied (or partially satisfied) in previous periods. The contract liabilities primarily relate to advanced consideration received from customers for contracts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONTRACT BALANCES (CONTINUED)
Contract liabilities of $891,340 at January 1, 2020 were recognized as revenue during the year ended December 31, 2020.

Significant changes in the contract liabilities balance during the period are as follows:

	January 1, 2020	
	Contract Assets	Contract Liabilities
Increases due to cash received, excluding amounts recognized as revenue during the period	$ -	(188,050)

ADVERTISING
The Company records expenses for advertising when the liability is incurred. The amount expensed for the year ended December 31, 2020 is $29,957.

FAIR VALUE MEASUREMENTS
The Company follows accounting standards relative to fair value measurements which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs to determine the fair value. Also in accordance with these standards, the Company categorizes its financial instruments, based on the priority of inputs to the valuation technique, into a three–level hierarchy, as discussed below.

Investments measured and reported at fair value are classified and disclosed in one of the following categories:

Level I – are quoted prices in active markets for identical investments that the Company has the ability to access at the measurement or reporting date.

Level II – are inputs (other than quoted prices in active markets included within Level I), which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies.

Level III – are unobservable inputs for the investment and includes situations where there is little, if any, market activity for the investment. Unobservable inputs are those that reflect the Company's own assumptions about the determination of fair value and require significant management judgment or estimation.

WATERWAY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE MEASUREMENTS (CONTINUED)
In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

PROMOTIONAL INTEREST SHARES
The Company has interest in promotional shares that entitle them to a share of profits in the underlying real estate locations. While the Company generates revenue upon certain triggering events, there are no such events in process and the value of future events is not able to be predicted. Therefore, the Company cannot reasonably assign a value to the shares.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

Property and equipment consists of the following as of December 31, 2020:

	Estimated Useful Lives		
Furniture and fixtures	7 years	$	115,426
Computer equipment	3 years		110,577
Office equipment	3 years		42,827
Software	3 years		1,675
Leasehold improvements	Life of lease		191,302
Total Cost			461,807
Less: accumulated depreciation and amortization			(318,925)
Property and Equipment, Net		$	142,882

Depreciation and amortization expense totaled $60,964 for the year ended December 31, 2020.

NOTE 4 – NET CAPITAL

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15

NOTE 4 – NET CAPITAL (CONTINUED)

to 1. For the year ended December 31, 2020, the Company had net capital of $494,516, which was in excess of the minimum net capital of $75,547 in the amount of $418,969. The Company's aggregate indebtedness to net capital ratio was 2.3 to 1.

NOTE 5 – COMMITMENTS

LEASE COMMITMENTS

Occupancy expense was approximately $327,000 for the year ended December 31, 2020. Included in this expense is a month to month rental for an office space in New York, NY.

NOTE 6 – RELATED PARTY TRANSACTIONS

In the normal course of business, the Company conducts certain transactions with related parties affiliated by common control. All of the entities are affiliated through common ownership by the parent company, Waterway Partners, LLC. The Parent Company also provides for the payment of certain direct expenses incurred by the Company in its operations as applicable and reasonably deemed necessary or appropriate to carry on the business activities of the Company. During 2020, the Company incurred and reimbursed $305,923 in operating expenses which were paid by the Parent Company.

The Company has paid for various administrative and overhead expenses on behalf of the related parties. During 2020, the related parties incurred $3,678 in expenses that were paid by the Company. The Company also recorded $13,500 in revenue from WFF Westport TT, LLC for origination fees. At December 31, 2020, the Company has a balance due from Waterway Family Funds of $170,000, Waterway Partners, LLC of $3,008, and WFF Westport TT, LLC of $1,500.

NOTE 7 – PROFIT SHARING PLAN

The Company maintains a discretionary profit sharing plan that covers all employees of the Company who have met eligibility requirements as defined in the plan document. The Plan includes a provision where the Company will make a Safe Harbor Non-elective Contribution to the individual account of each eligible employee in an amount equal to three percent of the employee's compensation for the plan year. Company contributions to the Plan for the year ended December 31, 2020 were $96,882. Of that amount, $17,100 was considered due at December 31, 2020 and included in accrued expenses and other liabilities in the statement of financial condition.

NOTE 8 – CONCENTRATIONS

The Company maintains its cash at one commercial bank. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all deposit accounts. At times the Company's balances may be greater than the federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

During 2020, the Company had seven customers that represented 76% of advisory and placement service revenue.

NOTE 9 – LEASES

ADOPTION OF ASC TOPIC 842, LEASES
On January 1, 2019, the Company adopted ASC Topic 842, Leases ("Topic 842"). As part of the analysis, the Company determined they had three operating leases to be recognized.

LEASE RECOGNITION
The Company determines if an arrangement is a lease or contains a lease at inception. The Company has operating leases for equipment with remaining lease terms of 5 months to 35 months with a weighted-average remaining term of 16 months. Upon adoption of ASC 842, the Company recognized right of use assets and lease liabilities of $20,640.

Operating lease assets and operating lease liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. As most of the Company's leases do not provide an implicit rate, the Company estimates its incremental borrowing rate of 5.5% based on information available at the commencement date in determining the present value of future payments. Lease expense for net present value of payments is recognized on a straight-line basis over the lease term. For 2020, expenses for these operating leases totaled $7,360 and amortization of the right of use asset totaled $7,360.

The maturities of lease liabilities as of December 31, 2020 were as follows:

2021	$	5,420
2022		1,135
2023		588
Total lease payments		7,143
Less: imputed interest		(282)
Total	$	6,861

NOTE 9 – LEASES (CONTINUED)

PAYCHECK PROTECTION PROGRAM LOAN

On April 22, 2020, the Company entered into a Promissory Note (the "PPP Note") with Boston Private Bank & Trust Company as the lender (the "Lender"), pursuant to which the Lender agreed to make a loan to the Company under the Paycheck Protection Program (the "PPP Loan") offered by the U.S. Small Business Administration (the "SBA") in a principal amount of $342,300 pursuant to Title 1 of the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act").

The PPP Loan proceeds are available to be used to pay for payroll costs, including salaries, commissions, and similar compensation, group health care benefits, and paid leaves; rent; utilities; and interest on certain outstanding debt. The amount that will be forgiven will be calculated in part with reference to the Company's full-time headcount during the twenty-four-week period following the funding of the PPP Loan. The Company applied for forgiveness during the fourth quarter of 2020.

To the extent that the amounts owed under the PPP Loan, or a portion of them, are not forgiven, the Company will be required to make principal and interest payments in monthly installments beginning six months from April 23, 2020. The PPP Note matures in two years. The interest rate on the PPP Note is a fixed rate of 1% per annum; however, the Company anticipates the PPP Note to be fully forgiven and, therefore, no interest was accrued.

The PPP Note includes events of default. Upon the occurrence of an event of default, the Lender will have the right to exercise remedies against the Company, including the right to require immediate payment of all amounts due under the PPP Note.

NOTE 10 – EXEMPTION STATUS

The Company does not handle cash or securities on behalf of its customers. Accordingly, it has no obligations under SEC Rule 15c3-3.

NOTE 11 – MANAGEMENT'S REVIEW OF SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition and for disclosure in the December 31, 2020 financial statements through the date on which the financial statements were available to be issued.